Exhibit (a)(8)

news RELEASE

For Immediate Release August 23, 2010 Listed: TSX, NYSE	Symbol: POT
POTASHCORP BOARD OF DIRECTORS REJECTS BHP BILLITON’S UNSOLICITED OFFER
Deems US$130 Per Share Offer Wholly Inadequate
Urges Shareholders Not to Tender Their Shares
Saskatoon, Saskatchewan — Potash Corporation of Saskatchewan Inc. (“PotashCorp”) today announced that its Board of Directors, after careful consideration with the assistance of its independent financial and legal advisors, voted unanimously to reject the unsolicited offer by BHP Billiton Development 2 (Canada) Limited, an indirect wholly-owned subsidiary of BHP Billiton Plc (LSE:BLT/JSE:BIL/NYSE:BBL) (“BHP Billiton”), to acquire all of the outstanding shares of PotashCorp for US$130 per share in cash. The Board unanimously recommends that PotashCorp shareholders reject the BHP Billiton offer and not tender their shares.
The basis for the PotashCorp Board’s recommendation with respect to the BHP Billiton offer is set forth in PotashCorp’s Directors’ Circular and Schedule 14D-9, which were filed today with the Canadian and U.S. securities regulatory authorities and are being mailed to shareholders.
“The PotashCorp Board of Directors is unanimous in its belief that the BHP Billiton offer substantially undervalues PotashCorp and fails to reflect both the value of our premier position in a strategically vital industry and our unparalleled future growth prospects,” said PotashCorp President and Chief Executive Officer Bill Doyle. “The Board thoroughly reviewed the formal offer documents in connection with BHP Billiton’s unsolicited offer and concluded that the offer is wholly inadequate and is not in the best interests of the Company, its shareholders or other stakeholders. We strongly urge shareholders to reject BHP Billiton’s opportunistic offer and not tender their shares.”
The reasons for the PotashCorp Board’s recommendation to reject BHP Billiton’s offer are detailed in the Directors’ Circular and the Schedule 14D-9, and include, among other things, the Board’s belief that:
•	PotashCorp is a uniquely valuable asset.

The PotashCorp Board believes that the Company is uniquely positioned as the premier global potash producer with unparalleled assets in an industry where supply is characterized by substantial barriers to entry, few producers, low government ownership and no known product substitutes. At the same time, demand-side drivers are strong and irrefutable. The Company believes that PotashCorp is uniquely positioned to benefit from these dynamics and that the BHP Billiton offer fails to adequately compensate Shareholders for this strategic position and scarcity value. In addition, PotashCorp believes that the BHP Billiton offer does not reflect PotashCorp’s substantial recent and ongoing investments to increase capacity, the value of PotashCorp’s strategic equity investments in China, Chile, Jordan and Israel and PotashCorp’s unmatched ability to meet the needs of North American customers and growing offshore potash markets.

•	The BHP Billiton offer fails to reflect PotashCorp’s prospects for continued growth and shareholder value creation.

PotashCorp is poised to deliver strong earnings growth as agricultural fundamentals continue to strengthen and demand for its products rises. The Company believes that the potash market is approaching an inflection point, characterized by increasing global demand for potash and higher prices. Along with its significant portfolio of high-quality, low-cost assets in Canada, its strategic investments in other potash businesses uniquely position PotashCorp to capture a disproportionate share of demand and earnings growth in the coming years. PotashCorp’s Board and management team are highly confident that the Company can continue its strong track record of success, realize upon the growth opportunities available to it in the current market environment, and deliver more value to shareholders than the inadequate BHP Billiton offer.

•	The BHP Billiton offer is timed to deprive shareholders of full value.

The PotashCorp Board believes that the timing of the BHP Billiton offer is highly opportunistic, that it represents an ill-disguised attempt to exploit an anomaly in the equity market valuation of PotashCorp and that BHP Billiton is opportunistically attempting to transfer the upside value in PotashCorp to its own shareholders at the expense of PotashCorp shareholders. The Company believes that BHP intentionally launched the BHP Billiton offer just as the fertilizer industry is emerging from an unprecedented demand decline associated with the global economic downturn, in order to seize the value that PotashCorp is poised to create. PotashCorp is uniquely positioned to capitalize on growth opportunities present in its industry. Given the demand growth and margin potential anticipated in the months and years ahead, the PotashCorp Board believes that the continued execution of PotashCorp’s strategic plan will deliver substantially more value to shareholders than the BHP Billiton offer.

•	The BHP Billiton offer represents a wholly inadequate premium for control.

At US$130 per share, BHP Billiton is proposing a premium of only 16% over PotashCorp’s closing stock price on August 16, 2010, the day before PotashCorp’s announcement of BHP Billiton’s unsolicited proposal. This low premium does not, in PotashCorp’s view, reflect the strategic importance, scarcity value or quality of PotashCorp’s assets, nor the unique investment opportunity PotashCorp affords to BHP Billiton or any other potential acquiror. The premium being offered is substantially inferior to control premiums paid for other marquee Canadian-based resource companies.

•	The consideration offered under the BHP Billiton offer represents a 13.1% discount to the closing price of PotashCorp common shares on August 20, 2010, the last trading day prior to filing the Directors’ Circular and Schedule 14D-9.

Since the announcement of BHP Billiton’s unsolicited approach on August 17, 2010, the PotashCorp common shares have consistently traded above the offer price. PotashCorp believes that the performance of the common shares during this period is a strong indicator that the market believes that the BHP Billiton offer undervalues the common shares.

•	PotashCorp’s financial advisors have each provided a written opinion to the Board that the consideration being offered pursuant to the BHP Billiton offer was, as of the date of such opinions, inadequate, from a financial point of view, to shareholders (other than BHP Billiton and any of its affiliates).

The PotashCorp Board has received written opinions dated August 22, 2010 from each of BofA Merrill Lynch, Goldman, Sachs & Co. and RBC Capital Markets to the effect that, as of such date and based upon and subject to the assumptions, limitations and qualifications stated in their respective opinions, the consideration offered by BHP Billiton under the BHP Billiton offer was inadequate, from a financial point of view, to shareholders (other than BHP Billiton and any of its affiliates). Copies of the opinions are set forth in PotashCorp’s Directors’ Circular and Schedule 14D-9. [1]

[1]	Shareholders are urged to read each opinion carefully and in its entirety for a description of the procedures followed, matters considered and limitations on the review undertaken. The opinions were provided for the information and assistance of the PotashCorp Board in connection with its consideration of the BHP Billiton offer. The opinions do not constitute a recommendation to shareholders as to whether they should tender their common shares to the BHP Billiton offer.

•	Superior offers or other alternatives are expected to emerge.

Since August 12, 2010, the date that BHP Billiton first approached PotashCorp in respect of the BHP Billiton offer, the PotashCorp Board, together with PotashCorp’s management team and financial and legal advisors, have been working to evaluate a range of strategic alternatives that may enhance shareholder value. PotashCorp has been approached by, and has initiated contact with, a number of third parties who have expressed an interest in considering alternative transactions. Discussions are being pursued with several of these third parties in order to generate value enhancing alternatives.

•	The BHP Billiton offer is coercive and not a “Permitted Bid” under PotashCorp’s Shareholder Rights Plan.

PotashCorp’s Shareholder Rights Plan enables potential acquirors to make a “Permitted Bid” without the approval of the PotashCorp Board. Among other things, a Permitted Bid provides the PotashCorp Board with additional time for the exploration, development and pursuit of alternatives that could enhance shareholder value. A Permitted Bid also makes it more likely that holders of common shares have sufficient time to consider all appropriate alternatives and do not feel compelled to accept a bid for fear that other shareholders would tender and they would remain as minority shareholders in a corporation with a new controlling shareholder, and with significantly less liquidity and the absence of any takeover premium. BHP Billiton was able to make a Permitted Bid as the Shareholder Rights Plan was adopted and announced, and a copy publicly filed, prior to the BHP Billiton offer being mailed, but BHP Billiton chose not to make a Permitted Bid. On August 22, 2010, the PotashCorp Board decided to defer the “separation time” of the rights under the Shareholder Rights Plan.

•	The BHP Billiton offer is highly conditional.

The PotashCorp Board is concerned about the fact that the BHP Billiton offer is highly conditional, to the benefit of BHP Billiton. There are conditions which are not subject to a materiality threshold or other objective criteria but rather provide BHP Billiton with a broad range of grounds upon which it may decline to proceed with the BHP Billiton offer, with the result that the tendering of common shares to the BHP Billiton offer could, under certain circumstances, effectively constitute little more than the grant of an option to BHP Billiton to acquire common shares.
PotashCorp shareholders are urged not to tender into the BHP Billiton offer and to carefully review the Directors’ Circular and the Schedule 14D-9 in their entirety. These documents will be available free of charge on SEDAR at www.sedar.com, on the SEC’s website at www.sec.gov and on PotashCorp’s website at www.potashcorp.com.
BofA Merrill Lynch, Goldman, Sachs & Co. and RBC Capital Markets are acting as financial advisors to PotashCorp and Jones Day and Stikeman Elliott LLP are acting as its legal advisors.
About PotashCorp
Potash Corporation of Saskatchewan Inc. is the world’s largest fertilizer enterprise by capacity producing the three primary plant nutrients and a leading supplier to three distinct market categories: agriculture, with the largest capacity in the world in potash, third largest in each of nitrogen and phosphate; animal nutrition, with the world’s largest capacity in phosphate feed ingredients; and industrial chemicals, as the largest global producer of industrial nitrogen products and the world’s largest capacity for production of purified industrial phosphoric acid. PotashCorp’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange.

For further information, please contact:

Investors	Media
Denita Stann	Bill Johnson
Senior Director, Investor Relations	Director, Public Affairs
Phone: (847) 849-4277	Phone: (306) 933-8849
Email: ir@potashcorp.com	Email: pr@potashcorp.com

In Canada:	Eric Brielmann / Jamie Moser / Andrew Siegel
Georgeson	Joele Frank, Wilkinson Brimmer Katcher
(866) 425-8527	Phone: (212) 355-4449

In the U.S. (and elsewhere outside of Canada):
Innisfree M&A Incorporated
In the U.S.: (877) 717-3923
In the E.U.: 00-800-7710-9970
Banks, Brokers and from Other Locations:
(212) 750-5833
Web Site: www.potashcorp.com
This release contains forward-looking statements or forward-looking information (forward-looking statements). These statements are based on certain factors and assumptions including foreign exchange rates, expected growth, results of operations, performance, business prospects, evaluations and opportunities and effective income tax rates. While the company considers these factors and assumptions to be reasonable based on information currently available, they may prove to be incorrect. Several factors could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to: future actions taken by BHP Billiton in connection with its unsolicited offer; fluctuations in supply and demand in fertilizer, sulfur, transportation and petrochemical markets; changes in competitive pressures, including pricing pressures; the recent global financial crisis and conditions and changes in credit markets; the results of sales contract negotiations with China and India; timing and amount of capital expenditures; risks associated with natural gas and other hedging activities; changes in capital markets and corresponding effects on the company’s investments; changes in currency and exchange rates; unexpected geological or environmental conditions, including water inflow; strikes and other forms of work stoppage or slowdowns; changes in and the effects of, government policy and regulations; and earnings, exchange rates and the decisions of taxing authorities, all of which could affect our effective tax rates. Additional risks and uncertainties can be found in our Form 10-K for the fiscal year ended December 31, 2009 under captions “Forward-Looking Statements” and “Item 1A — Risk Factors” and in our other filings with the US Securities and Exchange Commission and Canadian provincial securities commissions. Forward-looking statements are given only as at the date of this release and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
Important Information
This press release is neither an offer to purchase nor the solicitation of an offer to sell any securities. On August 23, 2010, PotashCorp filed a solicitation/recommendation statement on Schedule 14D-9 with the Securities and Exchange Commission (the “SEC”) with respect to the offer to purchase commenced by BHP Billiton Development 2 (Canada) Limited, a wholly-owned subsidiary of BHP Billiton Plc. Investors and security holders of PotashCorp are urged to read the solicitation/recommendation statement and any other relevant documents filed with the SEC, because they contain important information.
Investors and security holders may obtain a free copy of the solicitation/recommendation statement and other documents that PotashCorp files with the SEC through the website maintained by the SEC at www.sec.gov and through the website maintained by PotashCorp at www.potashcorp.com. In addition, the solicitation/recommendation statement and other documents filed by PotashCorp with the SEC may be obtained from PotashCorp free of charge by directing a request to Potash Corporation of Saskatchewan Inc., 122 — 1st Avenue South, Suite 500, Saskatoon, Saskatchewan, Canada S7K 7G3, (306) 933-8500.